UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011.

Commission file number: 001-32934

CENTRAL GOLDTRUST

(Translation of registrant’s name into English)

Mailing Address:  P.O. Box 10106, Ancaster, Ontario, Canada L9K 1P3

Courier Address:  55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference as an exhibit to the registration statement on Form F-10 of Central GoldTrust (File No. 333-176766).

EXHIBITS

Exhibit	Description
99.1	Underwriting Agreement, dated October 28, 2011, between Central GoldTrust and CIBC World Markets Inc. and Credit Suisse Securities (Canada), Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST
(Registrant)

Date October 28, 2011	By:	/s/ J.C. Stefan Spicer
(Signature)
J.C. Stefan Spicer
President & CEO

EXHIBIT INDEX

Exhibit	Description
99.1	Underwriting Agreement, dated October 28, 2011, between Central GoldTrust and CIBC World Markets Inc. and Credit Suisse Securities (Canada), Inc.